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Russell Mancuso, Esq., Jay Mumford, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Gardner Denver, Inc.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2013
File No. 001-13215

Dear Messrs. Mancuso and Mumford:

I am writing on behalf of Gardner Denver, Inc. (“Gardner Denver” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated June 3, 2013 (the “Comment Letter”) relating to the above-referenced amended preliminary proxy statement on Schedule 14A, and the follow-up conversations I had with Mr. Mumford on June 7, 2013 and June 11, 2013 (the “Staff Conversations”) relating to the Comment Letter. Set forth below is Gardner Denver’s response to the Staff’s remaining concern related to comment 4 from the Comment Letter, as discussed during the Staff Conversations.

Russell Mancuso, Esq., Jay Mumford, Esq.

June 12, 2013

Follow-Up Related to Comment 4 from the Comment Letter

Comment 4: If your disclosure does not reflect all of your financial advisor’s analyses, please tell us how you selected which analyses to omit.

Response: In follow-up to our discussion with the Staff yesterday, Goldman Sachs has advised the Company that Goldman Sachs does not view research analyst target prices as material to the opinion rendered by Goldman Sachs to the Board of Directors of the Company.

***

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116 or Stephen F. Arcano at (212) 735-3542.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

Enclosure

cc:	Michael M. Larsen
Brent A. Walters, Esq.
Stephen F. Arcano, Esq.